SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated July 24, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ELBIT SYSTEMS LTD.

                                   (Registrant)


                                   By:    /s/ Ilan Pacholder
                                          --------------------------------------
                                   Name:  Ilan Pacholder
                                   Title: Corporate Secretary

Dated:  July 25, 2005


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                                  EXHIBIT INDEX
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    EXHIBIT NO.            DESCRIPTION
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    1.                     Press release dated July 24, 2005.


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                                    EXHIBIT 1

         ELBIT SYSTEMS ANNOUNCES THE EFFECT ON ITS FINANCIAL RESULTS OF
                      TADIRAN COMMUNICATIONS SHARE PURCHASE

Haifa, Israel, July 24, 2005, Elbit Systems Ltd. (NASDAQ: ESLT) (the "Company") reported that it has completed a review of the effect on its financial results of its purchase to date of shares in Tadiran Communications Ltd.( TASE: TDCM) ("Tadiran"). The Company notes that these effects are due to the implementation of the accounting standards applicable to the transaction as described below and apply only to its financial reporting. Accordingly, they do not reflect a change in the operating results of the Company.

As previously reported by the Company on December 27, 2004, and July 6, 2005, the Company entered into agreements with Koor Industries Ltd. (NYSE: KOR) ("Koor") to purchase Koor's holdings in Tadiran and the Koor's holdings in Elisra Electronic Systems Ltd. ("Elisra"), respectively. On April 18, 2005 the Company reported that it has completed the first stage of the transaction to acquire Koor's shares in Tadiran, increasing the Company's holdings in Tadiran to approximately 20%.

As reported by the Company on May 17, 2005 in its financial report for the first quarter of 2005, the Company will account for its investment in Tadiran under the equity method of accounting. As a result of the Company obtaining shareholder rights to exercise significant influence over Tadiran, as defined in the applicable accounting standards, the Company's investment in Tadiran, which had been previously accounted for as "available-for-sale securities", will be accounted for, retroactively, under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition method will result in the restatement of the Company's prior financial results for the last quarter of 2004 and the first quarter of 2005, in which the Company's investment in Tadiran was accounted for as available-for-sale securities.

Accordingly, the Company's net income for the fourth quarter of 2004 and the first quarter of 2005 will be reduced by approximately $1.1 million and $0.5 million, respectively. As a result, the Company's net income will be restated as $13 million for the fourth quarter of 2004 and $12.6 million for the first quarter of 2005, rather than the reported net income of $14.1 million and $13.1 million, respectively.

The excess of the amount paid for the Tadiran shares acquired until the end of the second quarter of 2005 over their book value is approximately $62 million and is attributable to In Process R&D ("IPR&D"), tangible and intangible assets, and goodwill.

Based on a purchase price allocation analysis ("PPA") performed by independent advisors, the effect of the above transaction on the Company's results for the second

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quarter of 2005 is expected to be  approximately  $5.6  million in net  expenses recorded, which will be partially offset by the inclusion of the Company's respective portion of

Tadiran's net profit in the second quarter of 2005. These effects will be reflected as part of the Company's equity in net earnings of affiliated companies. The above amount consists mainly of IPR&D write-off, as well as the on-going amortization of the amounts allocated to tangible and intangible assets acquired, in accordance with their expected respective useful lives.

Further effects on the Company's financial results are expected to occur in the event of the consummation of the additional purchases of Tadiran shares from Koor in accordance with the amendments to the agreements with Koor, announced on July 6, 2005 and the purchase of Koor's shares in Elisra, subject to receipt of the required approvals. The effect on the Company's financial results of future purchases of shares of Tadiran as well as future purchase of shares in Elisra will be reported following completion of the respective purchases.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:


  COMPANY CONTACT                                IR CONTACTS
  Ilan Pacholder, Corporate Secretary and        Ehud Helft/Kenny Green
  Vice President  Finance & Capital Markets

  ELBIT SYSTEMS LTD.                             GK INTERNATIONAL
  Tel:  972-4  831-6632                          Tel: 1-866-704-6710
  Fax: 972-4  831-6659                           Fax: 972-3-607-4711
  pacholder@elbit.co.il                          ehud@gk-biz.com
                                                 kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING


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STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE
COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


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